Exhibit 99.2

SAI.TECH GLOBAL CORPORATION
(Incorporated in the Cayman Islands with Limited Liability)

#01-05 Pearl’s Hill Terrace
Singapore, 168976
(Address of principal executive offices)

NOTICE OF THE 2024

ANNUAL GENERAL MEETING OF SHAREHOLDERS

July 23, 2024

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Annual Meeting”) of the shareholders of SAI.TECH Global Corporation (the “Company”) will be held on August 6, 2024, at 9:00 a.m. Eastern Standard Time. We are pleased to announce that this year’s Annual Meeting will be a virtual meeting via live webcast on the Internet. You will be able to attend the Annual Meeting, vote and submit your questions during the meeting by visiting http://www.virtualshareholdermeeting.com/SAI2024. We hope you will be able to attend the Meeting.

AGENDA

At our Meeting, our shareholders will be asked:

Proposal 1:    to elect the following nominee to the Company’s Board of Directors as Class II Director, Chairman of the Audit Committee, member of the Compensation Committee and the Nominating & Corporate Governance Committee, to hold office until the 2027 annual general meeting of shareholders, or until their earlier death, resignation or removal:

1.      Heung Ming Henry Wong

Proposal 2:    to elect the following nominee to the Company’s Board of Directors as Class II Director, Chairman of the Compensation Committee, member of the Audit Committee and the Nominating & Corporate Governance Committee, to hold office until the 2027 annual general meeting of shareholders, or until their earlier death, resignation or removal:

1.      Haotian Li

Proposal 3:    to ratify the election of the following nominee to the Company’s Board of Directors as Class III Director, Chairman of the Nominating & Corporate Governance Committee, member of the Audit Committee and the Compensation Committee, to hold office until the 2025 annual general meeting or until their earlier death, resignation or removal:

1.      Tianshi Yang

Proposal 4:    to approve the Company’s Third Amended and Restated Memorandum and Articles of Association.

Proposal 5:    to appoint Audit Alliance LLP as the independent registered public accounting firm of the Company for the fiscal year ended December 31, 2024.

Proposal 6:    to approve the change of name of the Company to SAIHEAT Limited.

The Company’s management knows of no business that will be presented for consideration at the Meeting other than that stated in this Notice of Annual General Meeting.

Only shareholders of record in the books of the Company at the close of business on July 19, 2024 will be entitled to attend and vote at the Meeting, or any adjournment that may take place.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his/her/its place. A proxy need not be a shareholder of the Company. A form of proxy is enclosed.

Shareholders are requested to (i) complete, sign and return the proxy card in the postage-paid envelope we have provided or to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 as soon as possible so that the proxy card is received before 11:59 p.m. Eastern Time on August 5, 2024 (the “Cut-off”), or (ii) vote via the internet before or during the meeting using the control number and instructions provided on the proxy card before the Cut-off, or (iii) vote via phone before the Cut-off by following the instructions provided on the proxy card.

The giving of such proxy will not affect your right to vote in person should you decide to attend the Meeting or adjourned meeting.

Shareholders or their proxies are responsible for their own expenses for attending the Meeting.

By:	/s/ Risheng Li
Name:	Risheng Li
Title:	Chief Executive Officer